UNITED STATES
                   SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C.  20549

                              FORM N-17f-2

            Certificate of Accounting of Securities and Similar
                      Investments in the Custody of
                     Management Investment Companies

                 Pursuant to Rule 17f-2 [17 CFR 270.17f-2]


1.   Investment Company Act Rule Number:

     811-5742

2.   State identification Number:

3.   Exact name of investment company as specified in registration statement:

     BLACKROCK FUNDS

4. Address of principal executive office (number, street, city, state, Zip code):

     400 BELLEVUE PARKWAY
     WILMINGTON, DE  19809



                          EXHIBIT INDEX

EXHIBIT A:  Period ending July 1, 2002
 - BlackRock Management Assertion Letter
 - PricewaterhouseCoopers Report of Independent Accountants

EXHIBIT B:  Period ending September 30, 2002
 - BlackRock Management Assertion Letter
 - PricewaterhouseCoopers Report of Independent Accountants

 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -

EXHIBIT A:

Management Statement Regarding Compliance with
Certain Provisions of the Investment Company Act of 1940

January 16, 2003

PricewaterhouseCoopers
Two Commerce Square, Suite 1700
2001 Market Street
Philadelphia, PA 19103

We, as members of management of the BlackRock Funds (the
"Fund") (consisting of Asia Pacific Equity, European Equity, Core PLUS Total Return, Global Science & Technology, High Yield Bond, Money Market, U.S. Treasury Money Market, Large Cap Value Equity, Intermediate Government Bond, Municipal Money Market, Small Cap Value Equity, Large Cap Growth Equity, Managed Income, Tax-Free Income, Balanced, International Equity, Ohio Tax-Free Income, Pennsylvania Tax-Free Income, Small Cap Core Equity, North Carolina Municipal Money Market, Ohio Municipal Money Market, Low Duration Bond, Intermediate Bond, Select Equity, Small Cap Growth Equity, Pennsylvania Municipal Money Market, Virginia Municipal Money Market, International Bond, Government Income, New Jersey Municipal Money Market, New Jersey Tax-Free Income, Core Bond Total Return, Mid-Cap Value Equity, Mid-Cap Growth, Strategic Portfolio I, International Small Cap Equity, Delaware Tax-Free Income, Kentucky Tax-Free Income, Micro-Cap Equity, and GNMA Portfolios) are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, Custody of Investments by Registered Management Investment Companies, of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Fund's compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of July 1, 2002, and from April 9, 2002 through July 1, 2002.

Based on this evaluation, we assert that the Fund was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of
July 1, 2002, and from April 9, 2002 through July 1, 2002, with respect to securities reflected in the investment account of the Fund.

BlackRock Funds:

By: /s/Laurence D. Fink
    Laurence D. Fink
    President, BlackRock Funds



                     Report of Independent Accountants

To the Board of Trustees of
BlackRock Funds:

We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940, about BlackRock Funds (the "Fund's") (consisting of Asia Pacific Equity, European Equity, Core PLUS Total Return, Global Science & Technology, High Yield Bond, Money Market, U.S. Treasury Money Market, Large Cap Value Equity, Intermediate Government Bond, Municipal Money Market, Small Cap Value Equity, Large Cap Growth Equity, Managed Income, Tax-Free Income, Balanced, International Equity, Ohio Tax-Free Income, Pennsylvania Tax-Free Income, Small Cap Core Equity, North Carolina Municipal Money Market, Ohio Municipal Money Market, Low Duration Bond, Intermediate Bond, Select Equity, Small Cap Growth Equity, Pennsylvania Municipal Money Market, Virginia Municipal Money Market, International Bond, Government Income, New Jersey Municipal Money Market, New Jersey Tax-Free Income, Core Bond Total Return, Mid-Cap Value Equity, Mid-Cap Growth, Strategic Portfolio I, International Small Cap Equity, Delaware Tax-Free Income, Kentucky Tax-Free Income, Micro-Cap Equity, and GNMA Portfolios) compliance with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 ("the Act") as of July 1, 2002. Management is responsible for the Fund's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Fund's compliance based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Fund's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of July 1, 2002, and with respect to agreement of security purchases and sales, for the period from April 9, 2002 (the date of our last examination), through July 1, 2002:


- Confirmation of all securities held by institutions in book entry form at the Federal Reserve Bank of Cleveland, the Depository Trust Company and Bankers Trust. For a sample of securities on the safekeeping reports of PNC Bank, National Association, we noted that the quantities and descriptions of such securities listed on the safekeeping reports agreed with the confirmations or that the discrepancies were resolved;

- Confirmation of all securities hypothecated, pledged, placed in escrow, or out for transfer with brokers, pledgees and/or transfer agents, or alternative procedures;

- Reconciliation of all such securities to the books and records of the Fund and the Custodian, PNC Bank, National Association;

- Confirmation of all repurchase agreements with brokers/banks and agreement of underlying collateral with the custodian records or alternative procedures; and

- Agreement of 40 security purchases and 40 security sales or maturities since our last report from the books and records of the Fund to broker confirmations.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Fund's compliance with specified requirements.

In our opinion, management's assertion that the BlackRock Funds were in compliance with the requirements of subsections (b) and
(c) of Rule 17f-2 of the Investment Company Act of 1940 as of July 1, 2002 with respect to securities reflected in the investment account of the Fund is fairly stated, in all material respects.

This report is intended solely for the information and use of the Board of Trustees, management, and the Securities and Exchange
Commission and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP
Philadelphia, PA
January 16, 2003



EXHIBIT B:

Management Statement Regarding Compliance with
Certain Provisions of the Investment Company Act of 1940

November 27, 2002

PricewaterhouseCoopers
Two Commerce Square, Suite 1700
2001 Market Street
Philadelphia, PA 19103

We, as members of management of the BlackRock Funds (the "Funds") (consisting of Asia Pacific Equity, European Equity, Core PLUS Total Return, Global Science & Technology, High Yield Bond, Money Market, U.S. Treasury Money Market, Large Cap Value Equity, Intermediate Government Bond, Municipal Money Market, Small Cap Value Equity, Large Cap Growth Equity, Managed Income, Tax-Free Income, Balanced, International Equity, Ohio Tax-Free Income, Pennsylvania Tax-Free Income, Small Cap Core Equity, North Carolina Municipal Money Market, Ohio Municipal Money Market, Low Duration Bond, Intermediate Bond, Select Equity, Small Cap Growth Equity, Pennsylvania Municipal Money Market, Virginia Municipal Money Market, International Bond, Government Income, New Jersey Municipal Money Market, New Jersey Tax-Free Income, Core Bond Total Return, Mid-Cap Value Equity, Mid-Cap Growth, Strategic Portfolio I, International Small Cap Equity, Delaware Tax-Free Income, Kentucky Tax-Free Income, Micro-Cap Equity, and GNMA Portfolios) are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, Custody of Investments by Registered Management Investment Companies, of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Funds' compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of September 30, 2002, and from July 1, 2002 through September 30, 2002.

Based on this evaluation, we assert that the Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of September 30, 2002, and from July 1, 2002 through September 30, 2002, with respect to securities reflected in the investment account of the Funds.

BlackRock Funds:

By: /s/Laurence D. Fink
    Laurence D. Fink
    President, BlackRock Funds



                Report of Independent Accountants

To the Board of Trustees of
BlackRock Funds:

We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940, about BlackRock Funds' (the "Funds") (consisting of Asia Pacific Equity, European Equity, Core PLUS Total Return, Global Science & Technology, High Yield Bond, Money Market, U.S. Treasury Money Market, Large Cap Value Equity, Intermediate Government Bond, Municipal Money Market, Small Cap Value Equity, Large Cap Growth Equity, Managed Income, Tax-Free Income, Balanced, International Equity, Ohio Tax-Free Income, Pennsylvania Tax-Free Income, Small Cap Core Equity, North Carolina Municipal Money Market, Ohio Municipal Money Market, Low Duration Bond, Intermediate Bond, Select Equity, Small Cap Growth Equity, Pennsylvania Municipal Money Market, Virginia Municipal Money Market, International Bond, Government Income, New Jersey Municipal Money Market, New Jersey Tax-Free Income, Core Bond Total Return, Mid-Cap Value Equity, Mid-Cap Growth, Strategic Portfolio I, International Small Cap Equity, Delaware Tax-Free Income, Kentucky Tax-Free Income, Micro-Cap Equity, and GNMA Portfolios) compliance with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 ("the Act") as of September 30, 2002. Management is responsible for the Funds' compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Funds' compliance based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Funds' compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of September 30, 2002, and with respect to agreement of security purchases and sales, for the period from July 1, 2002 (the date of our last examination), through September 30, 2002:


- Confirmation of all securities held by institutions in book entry form at the Federal Reserve Bank of Cleveland, the Depository Trust Company and Bankers Trust. For a sample of securities on the safekeeping reports of PNC Bank, National Association, we noted that the quantities and descriptions of such securities listed on the safekeeping reports agreed with the confirmations or that the discrepancies were resolved;

- Confirmation of all securities hypothecated, pledged, placed in escrow, or out for transfer with brokers, pledgees and/or transfer agents, or alternative procedures;

- Reconciliation of all such securities to the books and records of the Funds and the Custodian, PNC Bank, National Association;

- Confirmation of all repurchase agreements with brokers/banks and agreement of underlying collateral with the custodian records or alternative procedures; and

- Agreement of 40 security purchases and 40 security sales or maturities since our last report from the books and records of the Funds to broker confirmations.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds' compliance with specified requirements.

In our opinion, management's assertion that the BlackRock Funds were in compliance with the requirements of subsections (b) and
(c) of Rule 17f-2 of the Investment Company Act of 1940 as of September 30, 2002 with respect to securities reflected in the investment account of the Funds are fairly stated, in all material respects.

This report is intended solely for the information and use of the Board of Trustees, management, and the Securities and Exchange
Commission and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP
Philadelphia, PA
November 27, 2002